UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CGG

(Exact name of registrant as specified in its charter)

Republic of France	001-14622

(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris, France

(Address of principal executive offices)

Stephane-Paul Frydman

Chief Financial Officer

+33 (0) 16467 4500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

There has been an increasing international focus on violence and human rights violations linked to mining operations of certain “conflict minerals” in the Democratic Republic of the Congo (DRC) and adjoining countries and on the risk that such mining activities could directly or indirectly finance or benefit armed groups in this conflict zone.

In 2012, the Securities and Exchange Commission (“SEC”) adopted Rule 13p-1 under the US Securities Exchange Act of 1934 to implement the provisions of the US Dodd-Frank Wall Street Reform and Consumer Protection Act relating to disclosure and reporting obligations concerning “conflict minerals” that originated in the DRC or an adjoining country (Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia, and, together with the DRC, the “DRC Covered Countries”).

The term “conflict minerals” includes tantalum, tungsten, tin and gold, among others.

CGG, which has shares, in the form of American Depositary Shares, listed on the New York Stock Exchange, is subject to Rule 13p-1.

CGG, through our Equipment Division and the Sercel group of companies, uses conflict minerals that are necessary to the functionality or production of certain products we manufacture, mainly electronics goods. Gold, tin and tantalum are used to plate or bond printed circuit boards or semi-conductors. Tungsten is used, in very small quantities, on machining tools and as a diffusion barrier on semiconductors and MEMS that we use.

These metals have specific electrical properties that are required to provide the high level of functionality and quality demanded by Sercel customers and cannot be replaced by other metals.

CGG’s Business Code of Conduct and our Sustainable Development policy, as well as our participation in the United Nation Global Compact (UNGC) commits the Equipment Division to source production components and materials from companies that share our values.

However, our Equipment Division does not purchase these minerals directly, and tracing the country of origin is a complex task.

In accordance with the requirements of Form SD, we have launched a process to perform a reasonable country of origin enquiry for the conflict minerals we purchased during fiscal year 2013. To perform such inquiry, we have used the tools and programs developed by our industry and, more particularly, the standardized Conflict Minerals Report Template released by the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI), which worked together to define a common industry approach to the process. The EICC’s and GeSI’s work includes the Conflict-Free Smelter Program, whose purpose is to identify conflict-free smelters and refiners to assist the industry in its procurement decisions. These tools will facilitate the traceability of our supplies in the medium-term.

Responsibility for the reasonable country of origin inquiry (“RCOI”) process has been assigned to the respective purchasing departments of our three main manufacturing sites (Carquefou in France and Houston, Texas and Tulsa, Oklahoma in the United States of America) under the supervision of Sercel’s Senior Vice President for Global Manufacturing. The French procurement department also oversees compliance by sites in England, China and the Netherlands. Our legal division is also involved in the assessment of the answers received from suppliers and in the consolidation of the information received by the three manufacturing sites.

The following methodology has been applied:

All information collected through this process and the relevant database will be archived for a five year period.

Since the second quarter of 2013, we have sent the Conflict Minerals Report Template, which includes an EICC questionnaire to be completed by each supplier, to almost 400 suppliers targeted as using conflict minerals in the components, parts or products we purchased from them.

Among these suppliers, 154 sent back duly completed EICC questionnaires, and 170 other suppliers sent us back their own conflict mineral policy and/or a conflict minerals declaration.

As of May 30, 2014, of those 154 EICC questionnaires, half identified a smelter or refiner compliant with the Conflict Free Smelter Program and confirmed to us that they were conflict free.

37 suppliers declared that they use conflict minerals originating from scrapped sources. Conflict minerals that we reasonably believe to be obtained from recycled or scrap sources do not require a further due diligence investigation on their source and chain of custody under Form SD.

More than 90% of the suppliers which replied to our mailing stated that they have no reason to believe that the minerals they use in the components sold to our Equipment Division come from the DRC Covered Countries.

Suppliers that did not reply to our queries were sent a reminder.

As of May 30, 2014 none of our suppliers has declared to us that the conflict mineral(s) it uses originated from a DRC Covered Country and from a smelter not identified on the Conflict Free Smelter list issued by the EICC.

77 suppliers confirmed to us that they were conflict free.

As a consequence of our reasonable country of origin inquiry (i) we have no reason to believe that the conflict minerals we use may have originated from the DRC Covered Countries and (ii) we reasonably believe that a portion of the conflicts minerals that we use are from recycled or scrap sources.

We will continue our efforts to trace the country of origin of the minerals we use in order to achieve our goal of transparency. We believe that the ongoing due diligence process and the common approach adopted by the industry will allow the identification of smelters and refiners and facilitate the qualification of conflict free suppliers within the whole supply chain in the coming years.

Furthermore and in accordance with the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected And High Risk Areas” framework issued by the OECD in order to assist companies in establishing their due diligence process and identifying the country of origin of the mineral used, our Equipment Division has adopted and implemented a Conflict Minerals Policy. This policy describes the reasonable country of origin inquiry undertaken and requires our suppliers to apply the same request for transparency and traceability to their own supply chain. In addition, a specific clause with regard to the Conflict Minerals Policy has been drafted for insertion in our general terms and conditions of purchase and in any relevant new purchase agreement that could involve conflicts minerals. In this way, we seek to ensure that the first tier of suppliers over which we have influence undertake not to deliver conflict minerals from the DRC Covered Countries, directly or indirectly.

The information disclosed in this item will be publicly available on our web site at www.cgg.com

Section 2 – Exhibits

Item 2.01 Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CGG

(Registrant)

/s/ Stéphane-Paul Frydman, Chief Financial Officer	May 30, 2014

By (Signature and title)		(Date)

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